   As filed with the Securities and Exchange Commission on October 10, 1995
                                                     Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         -----------------------------
                        United States Filter Corporation
             (Exact name of registrant as specified in its charter)

            Delaware                           3589                   33-0266015
  (State or other jurisdiction     (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)   Classification Code Number)   Identification No.)

                      73-710 Fred Waring Drive, Suite 222
                         Palm Desert, California 92260
                                 (619) 340-0098
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               Damian C. Georgino
                 Vice President, General Counsel and Secretary
                        United States Filter Corporation
                      73-710 Fred Waring Drive, Suite 222
                         Palm Desert, California 92260
                                 (619) 340-0098
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                    Copy to:

                               Janice C. Hartman
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500

          Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------
                        CALCULATION OF REGISTRATION FEE


======================================================================================================================
                                                         Proposed maximum       Proposed maximum
Title of each class of securities      Amount to be      offering price per     aggregate offering      Amount of
        to be registered                registered            share (1)              price (1)        registration fee
----------------------------------------------------------------------------------------------------------------------
Common stock, par value
   $.01 per share..................  2,965,829 shares             $23.3125          $69,140,889            $23,842
======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low sales prices for the Common Stock on October 4, 1995 as reported on the New York Stock Exchange Composite Tape.
                         ------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

+  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +
+  Information contained herein is subject to completion or amendment.  A     +
+  registration statement relating to these securities has been filed with    +
+  the Securities and Exchange Commission.  These securities may not be sold  +
+  nor may offers to buy be accepted prior to the time the registration       +
+  statement becomes effective.  This Prospectus shall not constitute an      +
+  offer to sell or the solicitation of an offer to buy nor shall there be    +
+  any sale of these securities in any State in which such offer,             +
+  solicitation or sale would be unlawful prior to registration or            +
+  qualification under the securities laws of any such State.                 +
+  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +  +

                SUBJECT TO COMPLETION, DATED OCTOBER 10, 1995


                                2,965,829 Shares


                        United States Filter Corporation

                                  Common Stock
                           (par value $.01 per share)

                             ---------------------

     This Prospectus provides for the offering of up to an aggregate of 2,965,829 shares (the "Shares") of the Common Stock, par value $.01 per share ("Common Stock"), of United States Filter Corporation (the "Company"). Of the Shares, 465,829 were acquired by certain wholly owned subsidiaries of Laidlaw, Inc. ("Laidlaw") in privately negotiated transactions with third parties, and 2,500,000 were acquired by such subsidiaries upon exercise on September 18, 1995 of warrants issued by the Company as part of the consideration for the Company's acquisition of Smogless S.p.A., a subsidiary of Laidlaw, on October 4, 1994. Laidlaw and its wholly owned subsidiaries holding Shares are hereinafter referred to together as the "Selling Stockholders".

     The Shares may be offered or sold by or for the account of the Selling Stockholders from time to time or at one time, at prices and on terms to be determined at the time of sale, to purchasers directly or by or through brokers, dealers, underwriters or agents who may receive compensation in the form of discounts, commissions or concessions. The Selling Stockholders and any brokers, dealers, underwriters or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any discounts, concessions and commissions received by any such broker, dealer, underwriter or agent may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will not receive any of the proceeds from any sale of the Shares offered hereby. See "Use of Proceeds", "Selling Stockholders" and "Plan of Distribution".

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") and traded under the symbol "USF". The last reported sale price of the Common Stock on the NYSE on October 9, 1995 was $22-5/8 per share.

                             ---------------------

     See "Risk Factors" beginning on page 3 for certain considerations relevant to an investment in the Common Stock.

                             ---------------------

  THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION  TO  THE CONTRARY IS  A CRIMINAL  OFFENSE.

                             ---------------------


          The date of this Prospectus is _____________________, 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy solicitation materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy solicitation materials and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the NYSE. Such reports, proxy solicitation materials and other information can also be inspected and copied at the NYSE at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof or otherwise incorporated herein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-10728) pursuant to the Exchange Act are incorporated herein by reference.

      1. The Company's Annual Report on Form 10-K for the year ended March 31, 1995;

      2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

      3. The Company's Current Reports on Form 8-K dated April 3, 1995 (two such Current Reports), May 3, 1995, May 4, 1995 as amended on Form 8-K/A dated October 6, 1995, June 12, 1995, June 27, 1995, July 13, 1995, August 11, 1995, September 7, 1995,
           September 18, 1995, October 2, 1995 and October 5, 1995; and

      4. Description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as the same may be amended.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the General Counsel of the Company at 73-710 Fred Waring Drive, Suite 222, Palm Desert, California 92260 (telephone (619) 340-0098).

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the Selected Consolidated Financial Data, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus has been adjusted to reflect a 3-for-2 split of the Common Stock effective December 5, 1994 and a 1-for-75 reverse split of the Common Stock effective February 25, 1991.


                                  The Company

     The Company is a leading global provider of industrial and commercial water treatment systems and services, with an installed base of more than 90,000 systems in the United States, Europe, Latin America and the Far East. The Company offers a single-source solution to its industrial, commercial and municipal customers through what the Company believes to be the industry's broadest range of cost-effective water treatment systems, services and proven technologies. The Company capitalizes on its substantial installed base to sell additional systems and utilizes its global network of 124 sales and service facilities, including 12 manufacturing plants, to provide customers with ongoing service and maintenance. In addition, the Company is a leading international provider of service deionization ("SDI") and outsourced water services, including operation of water purification and wastewater treatment systems at customer sites. See "The Company".

     The Company's principal executive offices are located at 73-710 Fred Waring Drive, Suite 222, Palm Desert, California 92260, and its telephone number is
(619) 340-0098. References herein to the Company refer to United States Filter Corporation and its subsidiaries, unless the context requires otherwise.


                           The Selling Stockholders

     The 2,965,829 Shares which may be offered pursuant to this Prospectus will be offered by or for the account of the Selling Stockholders. The Shares represented approximately 11.6% of the 25,509,909 shares of Common Stock outstanding on October 3, 1995. The shares outstanding at such date do not include 1,848,248 shares issuable upon exercise of stock options outstanding at an average exercise price of $12.22 per share of Common Stock and 693,421 additional shares reserved for issuance upon exercise of options available for grant under the Company's stock option plans, 1,320,000 shares issuable upon conversion at the rate of 1.5 shares of Common Stock per share of convertible preferred stock, 2,926,829 shares issuable upon conversion of convertible debentures at a conversion price of $20.50 per share of Common Stock, and 5,090,909 shares issuable upon conversion of convertible notes at a conversion price of $27.50 per share of Common Stock.

                                 RISK FACTORS

     Prospective investors should carefully consider the following factors relating to the business of the Company, together with the other information and financial data included or incorporated by reference in this Prospectus, before acquiring the Shares offered hereby.

Acquisition Strategy

     In pursuit of its strategic objective of becoming the leading global single-source provider of water treatment systems and services the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

     The Company has made and expects it will continue to make acquisitions and to obtain contracts in Europe, Latin America, the Far East and other areas outside the United States. While these activities may provide important opportunities for the Company to offer its products and services internationally, they also entail the risks associated with conducting business internationally, including the risk of currency fluctuations and social, political and economic instability.

Reliance on Key Personnel

     The Company's operations are dependent on the continued efforts of senior management, in particular Richard J. Heckmann, its Chairman, President and Chief Executive Officer. Should any of the senior managers be unable to continue in their present roles, the Company's prospects could be adversely affected.

Profitability of Fixed Price Contracts

     A significant portion of the Company's revenues are generated under fixed price contracts. To the extent that original cost estimates are inaccurate, costs to complete increase, delivery schedules are delayed or progress under a contract is otherwise impeded, revenue recognition and profitability from a particular contract may be adversely affected. The Company routinely records upward or downward adjustments with respect to fixed price contracts due to changes in estimates of costs to complete such contracts. There can be no assurance that future downward adjustments will not be material.

Cyclicality of Capital Equipment Sales

     The sale of capital equipment within the water treatment industry is cyclical and influenced by various economic factors including interest rates and general fluctuations of the business cycle. The Company's revenues from capital equipment sales were approximately 60% of total revenues for the fiscal year ended March 31, 1995 and 48% for the three months ended June 30, 1995. While the Company sells capital equipment to customers in diverse industries and in global markets, cyclicality of capital equipment sales and instability of general economic conditions could have an adverse effect on the Company's revenues and profitability.

Potential Environmental Risks

     The Company's business and products may be significantly influenced by the constantly changing body of environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company endeavors at each of its facilities to assure compliance with environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. In particular, the Company's activities as owner and operator of a hazardous waste treatment and recovery facility are subject to stringent laws and regulations and compliance reviews. Failure of this facility to comply with those regulations could result in substantial fines and the suspension or revocation of the facility's hazardous waste permit. In addition, to some extent, the liabilities and risks imposed by such environmental laws on the Company's customers may adversely impact demand for certain of the Company's products or services or impose greater liabilities and risks on the Company, which could also have an adverse effect on the Company's competitive or financial position.

Competition

     The water purification and wastewater treatment industry is fragmented and highly competitive. The Company competes with many United States based and international companies in its global markets. The principal methods of competition in the markets in which the Company competes are technology, service, price, product specifications, customized design, product knowledge and reputation, ability to obtain sufficient performance bonds, timely delivery, the relative ease of system operation and maintenance, and the prompt availability of replacement parts. In the municipal contract bid process, pricing and ability to meet bid specifications are the primary considerations. While no competitor is considered dominant, there are competitors that are divisions or subsidiaries of larger companies which have significantly greater resources than the Company, which, among other things, could be a competitive disadvantage to the Company in securing certain projects.

Technological and Regulatory Change

     The water purification and wastewater treatment business is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in regulatory or industrial requirements may render certain of the Company's purification and treatment products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly.

                                  THE COMPANY

     The Company is a leading global provider of industrial and commercial water treatment systems and services, with an installed base of more than 90,000 systems in the United States, Europe, Latin America and the Far East. The Company offers a single-source solution to its industrial, commercial and municipal customers through what the Company believes to be the industry's broadest range of cost-effective water treatment systems, services and proven technologies. The Company capitalizes on its substantial installed base to sell additional systems and utilizes its global network of 124 sales and service facilities, including 12 manufacturing plants, to provide customers with ongoing service and maintenance. In addition, the Company is a leading international provider of service deionization ("SDI") and outsourced water services, including operation of water purification and wastewater treatment systems at customer sites.

     The Company has grown internally and through the strategic acquisition and successful integration of numerous United States based and international water treatment companies. The Company's revenues have grown to $272.0 million for the fiscal year ended March 31, 1995 from $42.6 million for the fiscal year ended March 31, 1991, representing a compound annual growth rate of 58.9%. The Company generated $91.5 million in revenues for the three months ended June 30, 1995 as compared to $55.1 million for the comparable period of the prior fiscal year, representing a growth rate of 66.2%. International revenues represented approximately 43.9% of the Company's revenues for the three months ended June 30, 1995. See "Selected Consolidated Financial Data."

     Industrial and commercial companies require purified water as a necessary component of many products and industrial processes. In addition, many companies and municipalities are finding it increasingly economical to recycle or reuse their process water and wastewater. As a result, these users require increasingly sophisticated solutions to their water purification and wastewater treatment needs. The water treatment industry is highly fragmented, with numerous regional participants who provide customers with a limited range of water treatment solutions. The Company, through its wide range of products and services, breadth of technologies and global network of local sales and service facilities, differentiates itself from its competitors by being a leading single-source provider of cost-effective water treatment systems and services. The Company's customer base includes a broad range of major industrial and commercial companies, such as Abbott Laboratories, Advanced Micro Devices, Chevron Corp., Chrysler, Coca-Cola, Eli Lilly, The John Deere Company, The Kellogg Company, Minnesota Mining and Manufacturing Company, Procter & Gamble, Southern California Edison and U.S. Steel.

     The Company has developed a strategy designed to achieve earnings growth and expand its operations to become the leading global single-source provider of water treatment systems and services. The Company's strategy is as follows:

     . Provide single-source water treatment solutions to industrial, commercial and municipal customers

     . Offer the broadest range of proven, state-of-the-art treatment technologies

     . Expand the Company's higher-margin service-based revenues, particularly through build, own and operate contracts

     . Pursue acquisitions that provide strategic fit and contribute to the Company's growth

     . Achieve cost savings, synergies and economies of scale in the Company's operations

Acquisitions and Joint Venture

     In pursuit of its strategic objective of becoming the leading global single-source provider of water treatment systems and services, the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. These acquisitions have enabled the Company to enter into additional geographic areas and industries and to expand its installed base, service network and range of products and technologies. In addition, the Company's acquisitions have generally provided cost savings through rationalization of operations and economies of scale, including increased asset utilization and enhanced purchasing power.

     Since the end of its most recent fiscal year, as described briefly in the following paragraphs, the Company acquired Polymetrics, Inc. on October 1, 1995 for $50 million in cash and approximately $8 million of the Company's Common Stock, subject to adjustment; Interlake Water Systems on August 11, 1995 for $20 million in cash and $7 million of the Company's Common Stock, subject to adjustment; formed Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture with Nalco Chemical Company on June 9, 1995; acquired Arrowhead Industrial Water, Inc. on May 4, 1995 for $80 million in cash, subject to adjustment; and acquired The Permutit Group (as defined) on April 3, 1995 for approximately $9 million in cash.

     Polymetrics, Inc. Polymetrics, Inc. ("Polymetrics") is a leader in the design, manufacture, installation and service of water treatment systems for the electronics, pharmaceutical, laboratory, power generation and cogeneration industries. During its fiscal year ended December 31, 1994, Polymetrics generated revenues of approximately $40.7 million, an 18.3% increase over the approximately $34.4 million Polymetrics generated during its prior fiscal year. Approximately 57% of Polymetrics' revenues were derived from services during its fiscal year ended December 31, 1994. Polymetrics has seven sales and service offices, which service approximately 4,000 customers. Polymetrics' locations in California, Colorado, Oregon and Washington will increase the Company's presence in the western United States. Polymetrics is also expected to enhance the Company's customer base in the electronics industry and to complement the Company's service business, including SDI.

     Interlake Water Systems. Interlake Water Systems ("Interlake") is a leading provider of water treatment services, including SDI, in Illinois and Michigan. In addition, Interlake sells and services a broad range of standard and custom-engineered water treatment systems and is the largest distributor of the Company's Continental product line in the United States. Interlake generated approximately $21.6 million of revenues during its fiscal year ended December 31, 1994, a 24% increase over the approximately $17.4 million of revenues generated during its prior fiscal year. Approximately 69% of Interlake's revenues were derived from services during its fiscal year ended December 31, 1994. Through its 12 sales and service offices and more than 3,200 customers, Interlake will increase the Company's presence in the midwestern United States. In particular, Interlake is expected to enhance the Company's customer base in the automotive and pharmaceutical industries, while Interlake's SDI business is expected to complement the Company's service business.

     Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture. In conjunction with its acquisition of Arrowhead Industrial Water, Inc., the Company has formed Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture ("TWO"), to focus on the outsourcing of industrial and commercial customers' water treatment needs. TWO, which is 50% owned by Nalco Chemical Company ("Nalco") and 50% owned by the Company, was formed to finance, build, own and operate water treatment systems at customer sites under long-term contracts. Nalco, a leader in water chemistry, will supply the chemicals necessary for TWO's water treatment systems, while the Company will supply the capital equipment, design and service functions to meet TWO's customers' needs. TWO will have access to Nalco's extensive sales force and customer base. Nalco and the Company will provide advisory and administrative services in order to assist TWO in bid and contract preparation and marketing. The Company believes that the formation of TWO will enhance the Company's position as one of the leading providers of outsourced water services in the world.

     U.S. Filter/Arrowhead, Inc. Through its nine offices, U.S. Filter/Arrowhead, Inc., formerly Arrowhead Industrial Water, Inc.
("Arrowhead"), is a leading supplier of owned and operated on-site industrial water treatment systems, as well as a leading provider of mobile water treatment services in North America. Arrowhead enhances the Company's ability to provide customers with outsourced water purification systems and services, for which the Company believes there is growing demand. In addition, Arrowhead enhances the Company's technological and service capabilities, expands its service branch network, increases its customer base and provides certain synergies, including the use of the Company's engineering and manufacturing capabilities to design and build Arrowhead water treatment equipment.

     The Permutit Group. Through its ten offices, The Permutit Group, comprising The Permutit Company Limited and The Permutit Company Pty Ltd., has a strong position in the United Kingdom ("U.K."), Australian and New Zealand markets in ion exchange and membrane technology. The Permutit Group also offers a range of products, including pre-engineered water treatment systems for the pharmaceutical, laboratory and chemical markets and other commercial customers. The Company believes that The Permutit Group's comprehensive service and SDI network complements the Company's already strong presence in western Europe and enhances its presence in the Far East.

                                USE OF PROCEEDS

     The Selling Stockholder will receive all of the net proceeds from any sale of the Shares offered hereby, and none of such proceeds will be available for use by the Company or otherwise for the Company's benefit.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company has been listed under the symbol "USF" on the New York Stock Exchange since September 1, 1993 and was listed on the American Stock Exchange from April 8, 1991 through August 31, 1993. The following table sets forth for the quarters indicated the high and low composite sales prices as reported by the American Stock Exchange and New York Stock Exchange, as applicable.


                                               High    Low
                                              ------  ------
Fiscal Year Ended March 31, 1994
    1st Quarter.............................  $16.83  $11.17
    2nd Quarter.............................   16.50   11.92
    3rd Quarter.............................   19.08   14.33
    4th Quarter.............................   15.67   12.25
Fiscal Year Ended March 31, 1995
    1st Quarter.............................  $14.50  $12.17
    2nd Quarter.............................   14.67   12.25
    3rd Quarter.............................   15.08   13.33
    4th Quarter.............................   16.87   15.00
Fiscal Year ended March 31, 1996
    1st Quarter.............................  $19.63  $14.87
    2nd Quarter.............................   22.87   18.75
    3rd Quarter (through October 9, 1995)..    23.25   22.63

     On October 9, 1995, the last reported sales price for the Common Stock on the New York Stock Exchange was $22-5/8 per share.


                                DIVIDEND POLICY

     The Company currently intends to retain earnings to provide funds for the operation and expansion of its business and accordingly does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any payment of cash dividends on the Common Stock in the future will depend upon the Company's financial condition, earnings, capital requirements and such other factors as the Board of Directors deems relevant. Dividends on the Common Stock are subject to the prior payment of dividends on the Series A Preferred Stock. In addition, under the Company's credit agreement with The First National Bank of Boston and First Interstate Bank of California, no dividends may be paid on the Common Stock without the consent of those banks.

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1995. The As Adjusted column gives effect to: (i) the acquisitions of Polymetrics for approximately $58 million and Interlake for approximately $27 million; (ii) the sale of the Company's 6% Convertible Subordinated Notes due 2005 and the application of the net proceeds therefrom, including the repurchase of all of the Company's outstanding Series B Convertible Preferred Stock; and (iii) the exercise of certain warrants to purchase Common Stock and the related delivery of $45 million of Subordinated Notes due 2001. This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and related Notes thereto incorporated by reference herein.

                                                                   As of June 30, 1995
                                                                 -----------------------
                                                                  Actual    As Adjusted
                                                                 ---------  ------------
                                                                     (in thousands)
Notes payable and current portion of long-term debt(1).........  $ 32,064      $  1,950
                                                                 ========      ========

Long-term debt, excluding current portion......................  $  9,165      $  9,165

Subordinated Notes due 2001....................................    45,000           ---

6% Convertible Subordinated Notes due 2005.....................       ---       140,000

5% Convertible Subordinated Debentures due 2000................    60,000        60,000
                                                                 --------      --------
          Total long-term debt, excluding current portion......   114,165       209,165

Shareholders' equity:
  Preferred Stock, par value $.10 per share; 3,000,000 shares authorized:

     Series A Voting Cumulative Convertible Preferred
       Stock, $25 liquidation preference; 880,000 shares
       authorized and outstanding..............................    22,071        22,071

     Series B Voting Convertible Preferred Stock,
       $27 liquidation preference; 250,000 shares
       authorized and 139,518 shares outstanding; none
       outstanding As Adjusted.................................     2,641           ---

  Common Stock, par value $.01 per share; 75,000,000 shares
    authorized; 22,221,739 issued and outstanding; 25,427,650
    As Adjusted(2).............................................       222           254

Additional paid-in capital.....................................   230,591       289,491

Currency translation adjustment................................       947           947

Accumulated deficit............................................   (14,854)      (14,854)
                                                                 --------      --------
          Total shareholders' equity...........................   241,618       297,909
                                                                 --------      --------
          Total capitalization.................................  $355,783      $507,074
                                                                 ========      ========

__________________

(1) Includes $30,114,000 of notes payable and $1,950,000 of current portion of long-term debt.

(2) The 22,221,739 issued and outstanding shares do not include 1,320,000 shares of Common Stock issuable upon conversion of Series A Voting Cumulative Convertible Preferred Stock, 2,926,829 shares issuable upon conversion of the 5% Convertible Subordinated Debentures due 2000, 5,090,909 shares issuable upon conversion of the 6% Subordinated Notes due 2005 and 1,897,849 shares issuable upon exercise of stock options either outstanding or available for future grant under the Company's stock option plans. The 25,427,650 issued and outstanding shares, As Adjusted, includes 705,911 shares issued in connection with the Polymetrics and Interlake acquisitions and the 2,500,000 shares issued upon exercise of the warrants issued with the $45 million principal amount of Subordinated Notes due 2001.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of and for the years ended March 31, 1993, 1994 and 1995 are derived from the consolidated financial statements of United States Filter Corporation and subsidiaries, which are incorporated by reference in this Prospectus. The selected consolidated financial data as of and for the years ended March 31, 1991 and 1992 are derived from the individual audited consolidated financial statements of United States Filter Corporation and subsidiaries and Liquipure Technologies, Inc. and subsidiaries ("Liquipure"), which are not included or incorporated by reference herein. The financial data as of and for the three months ended June 30, 1994 and 1995 are derived from unaudited consolidated financial statements, which, in the opinion of the Company, reflect all adjustments (consisting principally of normal, recurring accruals) necessary for the fair statement of the financial position and results of operations for the periods presented and are not necessarily indicative of the results for any other interim period or for the full fiscal year. Historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and the three months ended June 30, 1994 have been restated to reflect the acquisition in July 1994 of Liquipure, which acquisition has been accounted for as a pooling of interests. The data presented below is qualified in its entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                            THREE MONTHS
                                                                                ENDED
                                FISCAL YEAR ENDED MARCH 31,(1)               JUNE 30,(1)
                          ----------------------------------------------  ------------------
                           1991    1992(2)  1993(3)   1994(4)   1995(5)     1994    1995(6)
                          -------  -------  --------  --------  --------  --------  --------
                                     (in thousands, except per share data)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $42,624  $62,840  $128,376  $180,421  $272,032  $ 55,063  $ 91,539
Cost of sales...........   29,780   48,259    93,896   132,811   193,432    39,842    63,665
                          -------  -------  --------  --------  --------  --------  --------
Gross profit............   12,844   14,581    34,480    47,610    78,600    15,221    27,874
Selling, general and
 administrative
 expenses...............   14,692   20,871    33,832    52,484    64,015    13,243    21,626
                          -------  -------  --------  --------  --------  --------  --------
Operating income (loss).   (1,848)  (6,290)      648    (4,874)   14,585     1,978     6,248
Interest expense........     (763)  (1,016)   (1,327)   (2,077)   (5,384)     (900)   (2,435)
Other income (expense)..      287      770       639     1,174     1,787       526       726
Provision (benefit) for
 income taxes...........      595       51       298    (3,236)    2,657       497     1,180
                          -------  -------  --------  --------  --------  --------  --------
Income (loss) before
 extraordinary items....   (2,919)  (6,587)     (338)   (2,541)    8,331     1,107     3,359
Extraordinary items(7)..      411      --        405       --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------
Net income (loss)(7)....  $(2,508) $(6,587) $     67  $ (2,541) $  8,331  $  1,107  $  3,359
                          =======  =======  ========  ========  ========  ========  ========
Weighted average number
 of common shares
 outstanding(8).........    5,593    7,846    10,095    12,453    15,026    14,554    20,002
PER COMMON SHARE
 DATA:(8)(9)
Income (loss) before
 extraordinary items....  $ (0.52) $ (0.88) $  (0.16) $  (0.26) $   0.51  $   0.06  $   0.16
Extraordinary items(7)..     0.07      --       0.04       --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------
Net income (loss).......  $ (0.45) $ (0.88) $  (0.12) $  (0.26) $   0.51  $   0.06  $   0.16
                          =======  =======  ========  ========  ========  ========  ========

CONSOLIDATED BALANCE SHEET DATA
 (END OF PERIOD):
Working capital.........  $ 4,845  $11,455  $ 23,471  $ 66,018  $ 57,670  $ 60,987  $ 70,530
Total assets............   26,168   89,501   121,178   253,185   378,728   250,475   512,773
Long-term debt,
 including current
 portion................    7,773   10,002     5,012     4,913    10,825     4,915    11,115
Convertible subordinated
 debt...................      --       --        --     60,000   105,000    60,000   105,000
Shareholders' equity....    8,339   41,219    79,631   125,610   137,144   127,920   241,618

     The historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and for the three months ended June 30, 1994 has been restated to include the accounts and operations of Liquipure, which was merged with the Company in July 1994 and accounted for as a pooling of interests. Separate results of operations of the combined entities for the years ended March 31, 1991, 1992, 1993, 1994 and 1995 and the three months ended June 30, 1994 and 1995 are presented below.

                                                                          THREE MONTHS
                                                                              ENDED
                                FISCAL YEAR ENDED MARCH 31,(1)             JUNE 30,(1)
                          ---------------------------------------------- ----------------
                           1991    1992(2)  1993(3)   1994(4)   1995(5)   1994    1995(6)
                          -------  -------  --------  --------  -------- -------  -------
                                    (in thousands, except per share data)
REVENUES:
Company (as previously
 reported)..............  $23,249  $41,238  $101,397  $147,870  $272,032 $47,857  $91,539
Liquipure...............   19,375   21,602    26,979    32,551       --    7,206      --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $42,624  $62,840  $128,376  $180,421  $272,032 $55,063  $91,539
                          =======  =======  ========  ========  ======== =======  =======
GROSS PROFIT:
Company (as previously
 reported)..............  $ 7,213  $ 8,692  $ 27,166  $ 39,046  $ 78,600 $13,086  $27,874
Liquipure...............    5,631    5,889     7,314     8,564       --    2,135      --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $12,844  $14,581  $ 34,480  $ 47,610  $ 78,600 $15,221  $27,874
                          =======  =======  ========  ========  ======== =======  =======
OPERATING INCOME (LOSS):
Company (as previously
 reported)..............  $ 1,416  $(4,165) $  4,708  $  2,089  $ 14,585 $ 2,179  $ 6,248
Liquipure...............   (3,264)  (2,125)   (4,060)   (6,963)      --     (201)     --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $(1,848) $(6,290) $    648  $ (4,874) $ 14,585 $ 1,978  $ 6,248
                          =======  =======  ========  ========  ======== =======  =======
NET INCOME (LOSS):
Company (as previously
 reported)(7)...........  $   899  $(3,964) $  4,402  $  4,986  $  8,331 $ 1,414  $ 3,359
Liquipure...............   (3,407)  (2,623)   (4,335)   (7,527)      --     (307)     --
                          -------  -------  --------  --------  -------- -------  -------
Combined................  $(2,508) $(6,587) $     67  $ (2,541) $  8,331 $ 1,107  $ 3,359
                          =======  =======  ========  ========  ======== =======  =======
NET INCOME (LOSS) PER
 COMMON SHARE:(7)(8)(9)
As previously reported..  $  0.24  $ (0.71) $   0.38  $   0.41  $   0.51 $  0.10  $  0.16
                          =======  =======  ========  ========  ======== =======  =======
As restated.............  $ (0.45) $ (0.88) $  (0.12) $  (0.26) $   0.51 $  0.06  $  0.16
                          =======  =======  ========  ========  ======== =======  =======

--------
(1) The historical consolidated financial data for the fiscal years ended March 31, 1991 through March 31, 1994 and for the three months ended June 30, 1994 has been restated to include the accounts and operations of Liquipure, which was merged with the Company in July 1994 and accounted for as a pooling of interests.

(2) The fiscal year ended March 31, 1992 includes eight months of results of Lancy Waste Management Systems (now U.S. Filter, Inc., Warrendale, PA), acquired July 31, 1991, and three months of results of Alcoa Separations Technology, Inc. ("ASTI"), acquired from Aluminum Company of America ("Alcoa") January 6, 1992. Each of these acquisitions was accounted for as a purchase. Losses from ASTI (which had operated at a loss in each of the prior three years) since its acquisition and the effect of the acquisition on the Company's existing operations contributed significantly to the Company's loss for the fiscal year ended March 31, 1992. As a result of such losses incurred by ASTI and certain purchase accounting adjustments, and pursuant to the terms of the ASTI acquisition agreement, an acquisition note payable to Alcoa was reduced by $5,000,000. Such reduction in the note was treated as a purchase price adjustment and as such did not affect the Company's results of operations.

(3) The fiscal year ended March 31, 1993 includes twelve months of results of Societe des Ceramiques Techniques S.A. ("SCT"), acquired April 1, 1992, and three months of results of The Permutit Company, Inc., a United States company acquired January 5, 1993. Both acquisitions were accounted for as purchases.

(4) The fiscal year ended March 31, 1994 includes four months of results of Ionpure Technologies Corporation and IP Holding Company ("Ionpure"), acquired December 1, 1993 and accounted for as a purchase. Selling, general and administrative expenses for the year ended March 31, 1994 reflect four months of integration of Ionpure and certain charges totalling $2,359,000 related to the rationalization of certain wastewater operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Twelve Months Ended March 31, 1994 Compared with Twelve Months Ended March 31, 1993."

(5) The fiscal year ended March 31, 1995 includes the results of Smogless, Crouzat, Sation, Seral and Ceraflo from the dates of their respective acquisitions, accounted for as purchases and includes three months of results of Liquipure prior to its merger into the Company, and nine months of results of Liquipure after the merger. In addition, the net income
    (loss) per common share for the fiscal year ended March 31, 1995 reflects the issuance of 1,852,221 shares of Common Stock in conjunction with the Liquipure merger.

(6) The three months ended June 30, 1995 includes two months of results of Arrowhead, which was acquired on May 4, 1995, and three months of results of The Permutit Group, which was acquired April 3, 1995.

(7) Includes extraordinary items of $411,000 for the fiscal year ended March 31, 1991, attributable to utilization of net operating loss carryforwards, and an extraordinary gain of $405,000 for the fiscal year ended March 31, 1993 resulting from forgiveness of debt in connection with the buyout of a capital lease obligation.

(8) Reflects a 3-for-2 split of the Common Stock effective December 5, 1994.

(9) Amounts are after (i) dividends on the Company's Series A Voting Cumulative Convertible Preferred Stock ("Series A Preferred Stock") of $165,000 for the fiscal year ended March 31, 1992, $660,000 for the fiscal year ended March 31, 1993, $701,000 for the fiscal year ended March 31, 1994, $715,000 for the fiscal year ended March 31, 1995 and $179,000 for the three months ended June 30, 1994 and 1995 and (ii) accretion on the Series A Preferred Stock, a noncash accounting adjustment required by Securities and Exchange Commission Staff Accounting Bulletin No. 68 ("SAB 68"), in the amounts of $154,000 for the fiscal year ended March 31, 1992 and $617,000 for the fiscal year ended March 31, 1993. As of April 1, 1993, the Company and the holder of the Series A Preferred Stock agreed to a fixed dividend of $715,000 per year on the Series A Preferred Stock, thus eliminating the increasing rate and, therefore, the accretion of dividends pursuant to SAB 68.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Consolidated Financial Data included elsewhere in this Prospectus.


General

     The Company's objective is to achieve earnings growth and expand its operations to become the leading global single-source provider of water treatment systems and services. Accordingly, the Company has, since 1991, acquired and successfully integrated more than 18 United States based and international businesses with strong market positions and substantial water treatment expertise. Due to the magnitude of these acquisitions and the Company's integration of the acquired operations with its existing businesses, results of operations for prior periods are not necessarily comparable to or indicative of results of operations for current or future periods.


Results of Operations

     In July 1994, the Company merged with Liquipure in a transaction accounted for as a pooling of interests. Accordingly, the historical consolidated financial data for all periods presented has been restated to include the accounts and operations of Liquipure.

     The following table sets forth for the periods indicated certain items in the Selected Consolidated Financial Data and the percentages of total revenues such items represent.

                                                                           Three Months
                                                    Fiscal Year Ended         Ended
                                                        March 31,            June 30,
                                                  ----------------------  --------------

                                                   1993    1994    1995    1994    1995
                                                  ------  ------  ------  ------  ------
                                                                           (unaudited)
  Revenues......................................   100.0%  100.0%  100.0%  100.0%  100.0%
  Cost of Sales.................................    73.1    73.6    71.1    72.4    69.5
  Gross profit..................................    26.9    26.4    28.9    27.6    30.5
  Selling, general and administrative expenses..    26.4    29.1    23.5    24.1    23.6
  Operating income (loss).......................     0.5    (2.7)    5.4     3.5     6.9
  Interest expense..............................     1.0     1.2     2.0     1.6     3.7
  Income (loss) before extraordinary items......    (0.3)   (1.4)    3.1     2.0     3.7
  Net income (loss).............................     0.1    (1.4)    3.1     2.0     3.7

     A percentage breakdown of the Company's revenues, as restated, by product category for the periods indicated:


                                                                                Three
                                                                                Months
                                                 Fiscal Year Ended March 31,    Ended
                                               ------------------------------  June 30,
                                                1992    1993    1994    1995     1995
                                               ------  ------  ------  ------  --------
                                                                               (unaudited)
  Revenues by product category:
   Capital equipment.........................    83%     58%     63%     60%     48%
   Services and operations...................     4       7      19      19      27
   Replacement parts, consumables and other..    13      35      18      21      25


Three Months Ended June 30, 1995 Compared with Three Months Ended June 30, 1994

     Revenues. Revenues for the three months ended June 30, 1995 were $91,539,000, an increase of $36,476,000 from $55,063,000 for the comparable period of the prior fiscal year. This increase was due primarily to acquisitions completed by the Company after the first quarter ended June 30, 1994. Excluding the effect of these acquisitions, Company revenues increased approximately $8,900,000 or 16% from the corresponding period of the prior fiscal year. Revenues from capital equipment sales for the three months ended June 30, 1995 represented 48% of total revenues, while revenues from services and operations represented 27%, and revenues from replacement parts and consumables represented 25%.

     Gross Profit. Gross profit increased 83.1% to $27,874,000 for the three months ended June 30, 1995 from $15,221,000 for the comparable period of the prior fiscal year. Total gross profit as a percentage of revenue ("gross margin") increased to 30.5% for the three months ended June 30, 1995, compared to 27.6% for the comparable period of the prior fiscal year. The increase in gross margin through June 30, 1995 was due primarily to the shift in revenue mix to recurring and higher-margin service-based revenues and, to a lesser extent, to increased economies of scale in manufacturing operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $21,626,000 for the three months ended June 30, 1995 from $13,243,000 for the comparable period of the prior fiscal year. This increase was primarily due to the addition of sales and administrative personnel accompanying the Company's recent acquisitions. As a percentage of revenues, selling, general and administrative expenses decreased to 23.6% during the three months ended June 30, 1995, as compared to 24.1% for the comparable period of the prior fiscal year. The decrease in the percentage of selling, general and administrative expenses to revenues for the three months ended June 30, 1995 was due primarily to the benefits derived from economies of scale resulting from growth in revenues, the continued implementation of cost controls and elimination of certain redundancies.

     Interest Expense. Interest expense increased to $2,435,000 for the three months ended June 30, 1995 from $900,000 for the comparable period of the prior fiscal year. Interest expense for the three months ended June 30, 1995 consists primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 and Subordinated Notes due 2001, which bear interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and increased borrowings under the Company's bank line of credit to finance its revenue expansion and recent acquisitions. At June 30, 1995, the Company had cash and short-term investments of $11,009,000.

     Income Taxes. Income tax expense increased to $1,180,000 for the three months ended June 30, 1995 from $497,000 for the comparable period of the prior fiscal year. This increase was attributable to increased net income. The Company's effective tax rate for the three months ended June 30, 1995 was 26%. As of March 31, 1995, the Company had net operating loss carryforwards in France of approximately $20,351,000 and in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. In addition, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit has been recognized. Future recognition of these carryforwards will be reflected if the above operations generate sufficient earnings before the expiration periods of the loss carryforwards. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Alcoa until March 31, 1997, pursuant to an agreement between the Company and Alcoa related to the Company's acquisition of SCT in 1992.

     Net Income. Net income increased to $3,359,000 for the three months ended June 30, 1995 from $1,107,000 for the comparable period of the prior fiscal year. Net income per common share increased to $0.16 per share (based upon 20,002,000 weighted average common shares outstanding) for the three months ended June 30, 1995 from $0.06 per common share (based upon 14,554,000 weighted average common shares outstanding) for the comparable period of the prior fiscal year, after deducting $179,000 for dividends on the Company's preferred shares for each of the three-month periods ended June 30, 1995 and 1994.

Twelve Months Ended March 31, 1995 ("fiscal 1995") Compared with Twelve Months Ended March 31, 1994 ("fiscal 1994")

     Revenues. Revenues for fiscal 1995 were $272,032,000, an increase of $91,611,000 from $180,421,000 for fiscal 1994. Approximately 84% of this increase was due to acquisitions completed by the Company in fiscal 1994 and 1995. Company revenues increased by approximately $15,000,000 (or 16%) excluding the effect of these acquisitions. Fiscal 1995 revenues for capital equipment were 60%, while revenues for services and operations totaled 19%, and replacement parts and consumables totaled 21%. In accordance with the Company's emphasis on increasing its service and operations revenue as well as replacement parts and consumables revenue, sales by product category during fiscal 1995 for these recent acquisitions were 25.8% for services and operations and 30.3% for replacement parts and consumables.

     Gross Profit. Gross profit increased 65.1% to $78,600,000 for fiscal 1995 from $47,610,000 for fiscal 1994. Total gross profit as a percentage of revenue ("gross margin") increased to 28.9% for fiscal 1995, compared to 26.4% for fiscal 1994. This increase in gross margin for fiscal 1995 as compared to fiscal 1994 was due primarily to the Company's emphasis on and expansion of its higher gross margin service operations and consumables business during the most recent period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $64,015,000 for fiscal 1995 from $52,484,000 for fiscal 1994. Selling, general and administrative expenses as a percentage of revenues decreased to 23.5% during fiscal 1995, compared to 29.1% for fiscal 1994. The decrease in the percentage of selling, general and administrative expenses of revenues for fiscal 1995 as compared to fiscal 1994 was due primarily to the Company's emphasis on cost reductions and administrative efficiencies gained through economies of scale. In addition, fiscal 1994 selling, general and administrative expenses include $3,738,000 of charges related to the writeoff of certain intangibles in the Company's Continental Penfield subsidiary.

     Interest Expense. Interest expense increased to $5,384,000 for fiscal 1995 from $2,077,000 for fiscal 1994. Interest expense for fiscal 1995 consists primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 and Subordinated Notes due 2001, which bear interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and borrowings under the Company's bank line of credit.

     Income Taxes. Income tax expense increased to $2,657,000 for fiscal 1995 from a benefit of $3,236,000 for fiscal 1994. This increase was attributable to increased profits and the Company's partial recognition during fiscal 1994 of the future income tax benefit related to federal net operating loss carryforwards. As of March 31, 1995, the Company had net operating loss carryforwards in France of approximately $20,351,000 and in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. In addition, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit has been recognized. Future recognition of these carryforwards will be reflected if the above operations generate sufficient earnings before the expiration periods of the loss carryforwards. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Alcoa until March 31, 1997.

     Net Income. Net income increased to $8,331,000 for fiscal 1995 from a net loss of $2,541,000 in fiscal 1994. Net income per common share increased to $.51 per share (with 15,026,000 weighted average common shares outstanding) for fiscal 1995 from a net loss of $.26 per common share (with 12,453,000 weighted average common shares outstanding) for fiscal 1994, after deducting $.06 and $.05 per common share for dividends on the Company's preferred shares in fiscal 1994 and 1995, respectively.

Twelve Months Ended March 31, 1994 ("fiscal 1994") Compared with Twelve Months Ended March 31, 1993 ("fiscal 1993")

     Revenues. Revenues for fiscal 1994 were $180,421,000, an increase of $52,045,000 from $128,376,000 for fiscal 1993. Approximately $25,000,000 of this increase during fiscal 1994 was the result of the Company's acquisition of Ionpure in December 1993. Company revenues increased by approximately $12,000,000 (or 13%), excluding the effect of acquisitions completed by the Company in fiscal 1993 and 1994. The acquisition of Ionpure was accounted for as a purchase, and therefore its results were included in the operations of the Company for four months of fiscal 1994. Additionally, a significant portion of the remaining increase in revenues over the prior year relates to strength in the Company's high-purity water business.

     Gross Profit. Gross profit increased 38.1% to $47,610,000 for fiscal 1994 from $34,480,000 for fiscal 1993. Gross margin remained substantially constant during fiscal 1994 compared to fiscal 1993, decreasing to 26.4% in fiscal 1994 compared to 26.9% in the prior year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $52,484,000 for fiscal 1994, an increase of $18,652,000 from $33,832,000 for fiscal 1993. Selling, general and administrative expenses as a percentage of revenues increased to 29.1% during fiscal 1994 compared to 26.4% for fiscal 1993. Approximately $9,300,000 of this increase reflects the addition of Ionpure's operations during fiscal 1994 and a full year's operations of Permutit. Included in selling, general and administrative expenses during fiscal 1994 were $3,738,000 of charges related to the writeoff of the remaining net book value of certain intangibles in the Company's Continental Penfield subsidiary, which management determined had no future economic value. Additionally, included in selling, general and administrative expenses during fiscal 1994 were $2,359,000 of charges related to the Company's closure in February 1994 of its leased facility in Marlboro, New Jersey, which was integrated into the wastewater operations facility owned by the Company in Warrendale, Pennsylvania. The closure charges related primarily to the accrual of lease and maintenance costs of the closed facility over the remaining lease period, costs to transport certain equipment transferred to other Company locations and the writeoff of leasehold improvements and equipment that have no future economic value. The remaining increase is due primarily to the increase in business activity in fiscal 1994 from the prior year.

     Interest Expense. Interest expense increased to $2,077,000 for fiscal 1994 from $1,327,000 in fiscal 1993. This increase was attributable entirely to the Company's issuance in October 1993 of $60,000,000 of 5% Convertible Subordinated Debentures due 2000. The debentures bear interest at the annual rate of 5%.

     Income Taxes. Income tax expense decreased $3,534,000 in fiscal 1994 from fiscal 1993 as a result of an income tax benefit recorded in fiscal 1994 of $3,236,000. Because of the Company's recent earnings history and anticipated future earnings and in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company recognized the future income tax benefit related to federal net operating loss carryforwards. At March 31, 1994 the Company had available approximately $21,000,000 of net operating loss carryforwards reported by SCT for French tax purposes. The French tax net operating loss carryforwards may be used only to offset future income generated by SCT, and until March 31, 1997, the benefit, if any, of such carryforwards is to be shared equally between the Company and Alcoa.

     Net Income. The Company recorded a net loss of $2,541,000 for fiscal 1994 as compared to net income of $67,000 for fiscal 1993. Net loss per common share increased to $.26 per share (with 12,453,000 weighted average common shares outstanding) for fiscal 1994 from $.12 per share (with 10,095,000 weighted average common shares outstanding) for fiscal 1993.

Liquidity and Capital Resources

     The Company's principal sources of funds are cash and other working capital, cash flow generated from operations and borrowings under the Company's bank line of credit. In addition, on May 3, 1995, the Company realized net proceeds of $98,118,000 before offering expenses from the sale of 6,900,000 shares of Common Stock. At June 30, 1995 the Company had working capital of $70,530,000, including cash and short-term investments of $11,009,000. The Company's long-term debt at June 30, 1995 included $60,000,000 of 5% Convertible Subordinated Debentures due 2000, $45,000,000 of Subordinated Notes due 2001 bearing interest at 6.5% per annum through September 30, 1995 and 4.5% thereafter, and notes payable totaling $11,115,000 and bearing interest at rates ranging from 2.0% to 9.21%.

     As of June 30, 1995, the Company had an available bank line of credit of $45,000,000, of which there were outstanding borrowings of $30,114,000 and outstanding letters of credit of $8,676,000. This line of credit was increased to $50,000,000 on July 21, 1995. On August 10, 1995, the Company obtained a $30,000,000 demand loan, $20,000,000 of which was used to finance the acquisition of Interlake.

     On September 18, 1995, the Company realized net proceeds of $136,325,000 before offering expenses from the sale of $140,000,000 principal amount of 6% Convertible Subordinated Notes due 2005.

     Net cash used in operating activities totaled $17,052,000 for the three months ended June 30, 1995, which resulted primarily from an increase in accounts receivable of $7,744,000, an increase in inventory of $4,286,000 and an increase in costs and estimated earnings on uncompleted contracts of $10,968,000 during the period. Additionally, the Company reduced its accounts payable and accrued liabilities by $3,930,000 during this same period.

     As of March 31, 1995, the Company had net operating loss carryforwards generated from SCT of approximately $20,351,000 for which no financial statement benefit has been recognized. Approximately $4,044,000 of the net operating loss carryforwards will expire in the fiscal years 1995 to 2000, while the remainder have an indefinite carryforward period. The Company also has net operating loss carryforwards in other European countries of approximately $6,400,000 for which no financial statement benefit has been recognized. No benefit has been given to these net operating loss carryforwards because of the limited carryforward periods or the uncertain business conditions relating to the operations giving rise to such carryforwards. Additionally, as of March 31, 1995, the Company had net operating loss carryforwards generated from Liquipure of approximately $13,500,000 for which no financial statement benefit had been recognized. These net operating carryforwards will expire in the years 2004 to 2008. These net operating loss carryforwards can be used only against future taxable income of Liquipure and, accordingly, no benefit has been given to these net operating loss carryforwards due to the uncertain business conditions relating to the operations of Liquipure. Future recognition of these net operating loss carryforwards will occur if the operations of SCT and Liquipure generate sufficient earnings before the expiration of the respective net operating loss carryforwards. In addition, in the case of SCT, until March 31, 1997, the benefit, if any, of such carryforwards is to be shared equally between the Company and Alcoa.

     The Company also has available at March 31, 1995 other net operating loss carryforwards for Federal income tax purposes of approximately $16,062,000, which expire in 2002 and 2010.

     The Company believes its current cash position, cash flow from operations and available borrowings under the Company's line of credit will be adequate to meet its anticipated cash needs for working capital, revenue growth, scheduled debt repayment and capital investment objectives for the next 12 months.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION



     The following unaudited pro forma combined financial data presents pro forma combined balance sheet data at June 30, 1995, giving effect to the acquisitions of Polymetrics and Interlake as if they had been consummated on that date. Also presented is pro forma combined statement of operations data for the fiscal year ended March 31, 1995 and the three months ended June 30, 1995, after giving effect to the acquisitions of Polymetrics, Interlake and Arrowhead, which acquisitions were consummated on October 1, 1995, August 10, 1995 and May 1, 1995, respectively, as if they had been consummated as of the beginning of the respective periods presented. The Company's fiscal year ends on March 31 and Polymetrics', Interlake's and Arrowhead's fiscal years end on December 31. Pro forma data for the year ended March 31, 1995 combines the results of the Company for the year ended March 31, 1995 with the results of Polymetrics, Interlake and Arrowhead for the year ended December 31, 1994, and the pro forma data for the three months ended June 30, 1995 combines the results of each of the Company, Polymetrics and Interlake for such three-month period and includes the one-month period ended April 30, 1995 of Arrowhead, which results are not included in the Company's historical results for such period. The Company's historical results for the three months ended June 30, 1995 include the results of Arrowhead from the date of its acquisition by the Company.

     The pro forma data is based on the historical combined statements of the Company, Polymetrics, Interlake, and Arrowhead giving effect to the acquisitions under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed will be recorded at their estimated fair value at the date of acquisition. The pro forma adjustments reflected in the following unaudited pro forma combined financial data are estimates and may differ from the actual adjustments when they become known.

     The following unaudited pro forma combined financial data also gives effect to the sale by the Company of $140 million in principal amount of 6% Convertible Subordinated Notes due 2005, the repurchase by the Company of 139,518 shares of Series B Convertible Preferred Stock for $4.7 million and the delivery of $45 million of Subordinated Notes due 2001 in connection with the exercise of certain warrants to purchase 2,500,000 shares of Common Stock on September 18, 1995. The pro forma combined balance sheet data at June 30, 1995 gives effect to the sale of the convertible subordinated notes, the repurchase of Series B Convertible Preferred Stock and the exercise of certain warrants to purchase Common Stock as if the transactions had been consummated on that date. The pro forma combined statement of operations data for the fiscal year ended March 31, 1995 and the three months ended June 30, 1995 give effect to these transactions as of the beginning of the respective periods presented.

     The following unaudited pro forma combined financial data does not reflect certain cost savings that management believes may be realized following the acquisitions. These savings are expected to be realized primarily through rationalization of operations and implementation of strict cost controls and standardized operating procedures. Additionally, the Company believes the acquisitions will enable it to continue to achieve economies of scale, such as enhanced purchasing power and increased asset utilization. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

     The pro forma data is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if the acquisitions of Polymetrics, Interlake and Arrowhead had been consummated on the dates indicated or that may be obtained in the future. The pro forma combined financial data should be read in conjunction with the audited financial statements of Polymetrics, Interlake and Arrowhead and the notes thereto incorporated herein by reference and the audited consolidated financial statements of the Company and the notes thereto also incorporated by reference herein.

                                                          For the Year                 For the Three
                                                              Ended                    Months Ended
                                                            March 31,                    June 30,
                                                              1995                         1995
                                                          ------------                 -------------
                                                            (in thousands, except per share data)
Pro Forma Combined Statement of Operations Data:
Revenues                                                      $378,291                     $115,736
Gross profit                                                   113,863                       34,335
Operating income                                                14,108                        7,274
Interest expense                                                11,400                        2,850
Net income                                                    $  4,393                     $  4,061
                                                              ========                     ========
Net income per common share                                   $   0.20                     $   0.17
                                                              ========                     ========

                                                                            June 30,
                                                                              1995
                                                                          ------------
Pro Forma Combined Balance Sheet Data:
Working capital                                                               $144,184
Total assets                                                                   647,533
Long-term debt, including current portion                                       11,115
Convertible subordinated debt                                                  200,000
Shareholders' equity                                                           297,909

                             SELLING STOCKHOLDERS

     The 2,965,829 Shares which may be offered pursuant to this Prospectus will be offered by or for the account of the Selling Stockholders. Of the Shares, 181,109 were beneficially owned by Laidlaw Investments (Barbados) Ltd. ("Investments") and 2,784,720 were beneficially owned by First Transportation Indemnity Ltd. ("Transportation"), wholly owned subsidiaries of Laidlaw, at October 3, 1995, representing 0.7% and 10.9%, respectively, of the shares of Common Stock outstanding on such date. The Shares constitute all of the shares of Common Stock beneficially owned by the Selling Stockholders.

     The Company, Investments, Laidlaw International Investments (Luxembourg) S.A. (a subsidiary of Laidlaw which then held Shares that were later transferred to Transportation), Laidlaw, Marfit, S.p.A. (a former shareholder of Smogless S.p.A., "Marfit"), and Ing. Gilberto Cominetta (a former shareholder of Smogless S.p.A., "Cominetta") are parties to a Transfer, Registration and Other Rights Agreement dated as of August 31, 1994 (the "Stockholder Agreement"). Under the Stockholder Agreement, the Selling Stockholders, Marfit, Cominetta and any other affiliates of Laidlaw (together the "Holders"), provided the Holders collectively hold at least 375,000 shares of Common Stock acquired upon exercise of the warrants issued by the Company in connection with the acquisition of Smogless S.p.A. (the "Holder Shares"), and any transferee to which the Holders have transferred at least 277,777 Holder Shares, will hold their Holder Shares subject to the provisions of the Stockholder Agreement.

     In the event the Company proposes to sell or issue any shares of its voting capital stock, or rights to acquire voting stock (collectively, "Securities"), the Stockholder Agreement provides that the Selling Stockholders and any affiliates of Laidlaw who are Holders will each have the right to purchase, on the same terms as those of the proposed sale, that number of shares or other securities as will enable each of them to retain its percentage share of the Company's voting power, assuming conversion of all securities convertible into Common Stock. Such rights are not applicable in the case of Securities issuable in the ordinary course under any employee or director stock benefit plan or in connection with a merger or other acquisition.

     Further under the Stockholder Agreement, if the Company proposes to sell or issue Securities at a price less than the lower of (i) 15% below the current market price or (ii) the prevailing customary and reasonable price for such securities or for substantially equivalent securities, the Selling Stockholders or any affiliates of Laidlaw who are Holders will have the right to purchase on the same terms as the proposed sale or issuance such number of the offered Securities as they shall specify. Such rights are subordinate to similar rights of Alcoa with respect to the 880,000 shares of Series A Preferred Stock held by that company.

     Under the Stockholder Agreement, so long as the Selling Stockholders or affiliates of Laidlaw who are Holders own securities representing at least 5% of the total voting power of the Company, the Board of Directors of the Company is required from time to time to nominate for election to the Board of Directors a designee of Laidlaw, subject to the consent of a majority of the "Continuing Directors" of the Company as defined in the Stockholder Agreement, which consent will not be unreasonably withheld. Mr. James R. Bullock currently serves as the designee of Laidlaw on the Company's Board of Directors for a term expiring in 1998.

     For the period ending on the earlier of August 31, 2000 or six months after any breach by the Company of any of its obligations with respect to Laidlaw's representation on the Company's Board of Directors (the "Standstill Period"), unless a majority of the Continuing Directors otherwise consent, the Selling Stockholders and their affiliates have agreed under the Stockholder Agreement that neither they nor their affiliates will acquire any voting securities of the Company, if immediately after the acquisition, their aggregate percentage share of the Company's voting power, assuming conversion of all shares of capital stock convertible into Common Stock, would exceed 40%. Notwithstanding the foregoing, the Selling Stockholders and their affiliates may acquire voting securities of the Company without regard to amount if any person or group, other than the Company or any of its affiliates or employee benefit plans or Laidlaw or its affiliates, makes (x) a tender or exchange offer or other bona fide offer to acquire voting securities of the Company which would result in such person or group beneficially owning 20% or more of the voting power of the Company, or (y) a formal proposal or offer for a merger, consolidation or other business combination directly or indirectly involving control of the Company, or to acquire directly or indirectly all or substantially all of the assets of the Company (a "Business Combination Proposal") which business Combination Proposal is either
(A) not withdrawn or terminated or rejected by the Board of Directors of the Company within 30 days after such Business Combination Proposal is made or (B) accepted by the Board of Directors of the Company. This prohibition with respect to acquisition of voting securities again becomes applicable upon withdrawal, termination or rejection of such an offer or proposal, except to the extent Laidlaw or its affiliates is legally obligated to complete an acquisition of voting securities.

     Also during the Standstill Period pursuant to the Stockholder Agreement, the Selling Stockholders and their affiliates will take any required action to vote all Holder Shares owned by them (i) for the Board of Directors' nominees for election to the Board of Directors of the Company (provided that they may in any event vote for their designees) and (ii) unless a majority of the Continuing Directors otherwise consent, on all other matters in the same proportion as the votes cast by other holders of voting securities, other than those that relate to (x) any merger, consolidation or other business combination involving the Company, any sale, lease, transfer or other disposition of all or substantially all the assets of the Company, any recapitalization or similar transaction involving the Company or any dissolution or complete or partial liquidation of the Company or (y) the approval of any amendment to the Company's Certificate of Incorporation or By-laws requiring stockholder approval.

     The Stockholder Agreement further provides that during the Standstill Period, neither the Selling Stockholders nor any of their affiliates will (i) solicit proxies or become a "participant" in a "solicitation" in opposition to a recommendation of the Board of Directors of the Company, (ii) join a partnership, limited partnership syndicate or other group or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of voting securities of the Company, or (iii) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals.

     Under the Stockholder Agreement, the Selling Stockholders and their affiliates may not transfer the Holder Shares, without the consent of a majority of the Continuing Directors, in one or more private offerings to any person or group who would immediately thereafter, to the knowledge of the transferor or its affiliates after reasonable inquiry, own or have the right to acquire securities representing more than 5% of the total voting power of the Company, other than a subsidiary or other affiliate of Laidlaw.

     The Stockholder Agreement terminates at such time as the Holders hold less than 375,000 Holder Shares in the aggregate, subject to adjustment for stock splits, stock dividends, combinations or similar recapitalizations.

                             PLAN OF DISTRIBUTION

     Shares offered hereby may be sold from time to time by or for the account of the Selling Stockholders or their pledgees, donees or transferees or other successors in interest, on one or more exchanges or otherwise; directly to purchasers in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers; in block trades in which the broker or dealer will attempt to sell Shares as agent but may position and resell a portion of the block as principal; in transactions in which a broker or dealer purchases as principal for resale for its own account; through underwriters or agents; or in any combination of the foregoing methods. Under the terms of the Stockholder Agreement, the Selling Stockholders have agreed to use their best efforts to ensure a broad distribution of the Shares in connection with any public distribution thereof. Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from Selling Stockholders and/or the purchasers of Shares. The proceeds to the Selling Stockholders from any sale of Shares will be net of any such compensation, and of any expenses to be borne by the Selling Stockholders. If required at the time that a particular offer of Shares is made, a supplement to this Prospectus will be delivered that describes any material arrangements for the distribution of Shares and the terms of the offering, including, without limitation, the names of any underwriters, brokers, dealers or agents and any discounts, commissions or concessions and other items constituting compensation from the Selling Stockholders or otherwise. The Company may agree to indemnify any such brokers, dealers, underwriters, or agents against certain civil liabilities, including liabilities under the Securities Act. The Company and the Selling Stockholders are obligated to indemnify each other against certain civil liabilities arising under the Securities Act.

     The Selling Stockholders and any brokers, dealers, underwriters or agents that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, commissions or concessions received by any such brokers, dealers, underwriters or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has informed the Selling Stockholders that the provisions of Rules 10b-6 and 10b-7 under the Exchange Act may apply to its sales of Shares and has furnished the Selling Stockholders with a copy of these rules. The Company also has advised the Selling Stockholders of the requirement for delivery of a prospectus in connection with any sale of the Shares.

     Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Stockholders will sell any or all of the Shares. The Selling Stockholders may transfer, devise or gift such Shares by other means not described herein.

     The Company will pay all of the expenses, including, but not limited to, fees and expenses of compliance with states securities or "blue sky" laws, incident to the registration of the Shares, other than underwriting discounts and selling commissions and fees and expenses, if any, of counsel or other advisors retained by the Selling Stockholders.

                           VALIDITY OF COMMON STOCK

     The validity of the Shares will be passed upon for the Company by Damian C. Georgino, Vice President, General Counsel and Secretary of the Company. Mr. Georgino presently holds 100 shares of the Company's Common Stock and options granted under the Company's 1991 Employee Stock Option Plan to purchase an aggregate of 10,000 shares of Common Stock.

                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     The consolidated financial statements of United States Filter Corporation and its subsidiaries as of March 31, 1994 and 1995 and for each of the three years in the period ended March 31, 1995 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Arrowhead Industrial Water, Inc. as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Continental H\\2\\O Services, Inc. and Evansville Water Corporation d/b/a Interlake Water Systems as of December 31, 1994 and for the year then ended have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Polymetrics, Inc. and subsidiaries as of December 31, 1994 and for the year then ended have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

===============================================================================

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                                 _____________



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information..................................................       2
Incorporation of Certain Documents by Reference........................       2
Prospectus Summary.....................................................       3
Risk Factors...........................................................       4
The Company............................................................       6
Use of Proceeds........................................................       8
Price Range of Common Stock............................................       8
Dividend Policy........................................................       8
Capitalization.........................................................       9
Selected Consolidated Financial Data...................................      11
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.......................      14
Unaudited Pro Forma Combined Financial Information.....................      19
Selling Stockholders...................................................      20
Plan of Distribution...................................................      21
Validity of Common Stock...............................................      22
Independent Certified Public Accountants...............................      22

===============================================================================


===============================================================================

                               2,965,829 Shares


                       UNITED STATES FILTER CORPORATION


                                 Common Stock

                       --------------------------------

                                  PROSPECTUS

                       --------------------------------


                                          , 1995
                               -----------
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses, other than underwriting discounts and commissions, to be paid in connection with the distribution of the securities being registered, all of which will be paid by the Company, are as follows:


     Securities and Exchange Commission Filing Fee............... $23,842
     *Accounting Fees and Expenses...............................   3,000
     *Legal Fees and Expenses....................................  10,000
     *Printing Expenses..........................................   2,500
     *Miscellaneous Expenses.....................................   2,658
                                                                  -------

                             Total                                $42,000

_______________________
      *Estimated


Item 15.  Indemnification of Directors and Officers.

     The Certificate of Incorporation and the By-laws of the Company provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, the state of incorporation of the Company.

     Section 145 of the General Corporation Law of the State of Delaware authorizes indemnification when a person is made a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

     If such a proceeding is brought by or in the right of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper.

     Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

     The Company maintains an errors and omissions liability policy for the benefit of its officers and directors, which may cover certain liabilities of such individuals to the Company.

Item 16.  Exhibits and Financial Statement Schedules.

     (a) Exhibits. The following exhibits are filed as part of this registration statement:


Exhibit
Number                                   Description
-------      -----------------------------------------------------------------

   4.01      Transfer, Registration and Other Rights Agreement dated as of
             August 31, 1994 among United States Filter Corporation, Laidlaw
             International Investments (Luxembourg) S.A., Laidlaw Investments
             (Barbados) Ltd., Marfit, S.p.A., Laidlaw, Inc. and Ing. Gilberto
             Cominetta*

   5.01 Opinion of Damian C. Georgino as to the legality of the securities being registered

  23.01      Consent of Damian C. Georgino (included in Exhibit 5.01)

  23.02      Consents of KPMG Peat Marwick LLP

  24.01 Powers of Attorney (included on signature page of this registration statement)

-----------
*Previously filed as Exhibit 2.5 to the Company's Current Report on Form
 8-K dated October 4, 1994.


Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Desert, State of California, on October 6, 1995.

                                      United States Filter Corporation


                                      By: /s/ Richard J. Heckmann
                                          -------------------------------------
                                              Richard J. Heckmann
                                              Chairman of the Board, President
                                              and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin L. Spence and Damian C. Georgino, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                       Capacity                     Date
-------------------------  ----------------------------------  ----------------

/s/ Richard J. Heckmann    Chairman of the Board, President    October 6, 1995
-------------------------  and Chief Executive Officer
Richard J. Heckmann        (Principal Executive Officer) and
                           a Director

/s/ Kevin L. Spence        Vice President and Chief            October 6, 1995
-------------------------  Financial Officer (Principal
Kevin L. Spence            Financial and Accounting Officer)

/s/ Michael J. Reardon     Executive Vice President and a      October 6, 1995
-------------------------  Director
Michael J. Reardon

/s/ Tim L. Traff           Senior Vice President and a         October 6, 1995
-------------------------  Director
Tim L. Traff

/s/ James R. Bullock       Director                            October 6, 1995
-------------------------
James R. Bullock

/s/ James E. Clark         Director                            October 6, 1995
-------------------------
James E. Clark

/s/ John L. Diederich      Director                            October 6, 1995
-------------------------
John L. Diederich

/s/ J. Atwood Ives         Director                            October 6, 1995
-------------------------
J. Atwood Ives

        Signature                       Capacity                     Date
-------------------------  ----------------------------------  ----------------

/s/ Arthur B. Laffer       Director                            October 6, 1995
-------------------------
Arthur B. Laffer

/s/ Alfred E. Osborne      Director                            October 6, 1995
-------------------------
Alfred E. Osborne

/s/ C. Howard Wilkins, Jr. Director                            October 6, 1995
-------------------------
C. Howard Wilkins, Jr.


                                 EXHIBIT INDEX



Exhibit                               Description                             Sequential Page
Number                                                                             Number
-------    ---------------------------------------------------------------    ----------------
   4.01     Transfer, Registration and Other Rights Agreement between
            dated as of August 31, 1994 among United States Filter
            Corporation, Laidlaw International Investments (Luxembourg)
            S.A., Laidlaw Investments (Barbados) Ltd., Marfit, S.p.A.,
            Ladlaw, Inc. and Ing. Gilberto Cominetta*

   5.01 Opinion of Damian C. Georgino as to the legality of the securities being registered

  23.01     Consent of Damian C. Georgino (included in Exhibit 5.01)

  23.02     Consents of KPMG Peat Marwick LLP

  24.01 Powers of Attorney (included on signature page of this registration statement)

------------
*Previously filed as Exhibit 2.5 to the Company's Current Report on Form
 8-K dated October 4, 1994.